

Tim Bennett · 3rd

CMO/VP-Marketing

West Palm Beach, Florida, United States · 500+ connections ·

Contact info

CAVU Strategy Consulting

University of Michigan - Stephen M. Ross School o...

Experience

Consultant
CAVU Strategy Consulting
2018 – Present · 3 yrs
West Palm Beach, Florida Area

CAVU Strategy Consulting produces enterprise and brand strategy solutions that are "ceiling and visibility unlimited." Supported by proprietary quantitative methods and decades of strategy experience with the world's largest brands, CAVU helps clients to identify un-served market opportunities and to develop an early and lasting sustainable competitive advantage in market white-spaces before competitors are aware that an opportunity even exists.

CAVU's strategy work spans clients in more than 20 countries and in industries which include automotive, banking, restaurants, insurance, spirits/beverages and alternative ener ...see more

Chief Brand Officer
TDECU
2015 – 2018 · 3 yrs
Houston, TX

Led a team of marketers in brand strategy, market research, marketing planning, public relations, advertising development, media planning and all forms of digital marketing for Houston's largest credit union. Reported to President/CEO and served as the mana ...see more

Vice President - Marketing
United Federal Credit Union
2010 – 2015 · 5 yrs
St. Joseph, MI

Served in an Officer-level position for one of the nation's largest and fastest growing credit unions. Led brand strategy, market research and analysis, marketing planning, product development and eCommerce for UFCU's operations in Michigan, Arkansas, Indiana, Nevada, North Carolina, and Ohio. Reported to UFCU's President/CEO and led a team of ma ...see more

President and Founder
Grail BrandLabs LLC
2008 – 2010 · 2 yrs
Ann Arbor, MI

Secured venture capital and launched a market research and brand strategy consulting company. Brought innovative marketing science methods in brand architecture, brand portfolio management and brand strategy to clients in autos, insurance, spirits and beverages, fast-casual dining and alternative energy. Led employees in framing cli ...see more

General Motors

General Motors
9 yrs

General Director - Global Brand & Strategy Research
2003 – 2008 · 5 yrs
Detroit, MI

Promoted to establish and lead GM's first Global Brand Strategy and Research Staff. Led a 42-person team to develop and maintain GM's Global Brand Portfolio Strategy and to support GM's Officer-level leaders around the world with recommendations and decision support. Synthesized and recommended brand strategy alternatives and recommended ma ...see more

Director - U.S. Brand Strategy
2001 – 2003 · 2 yrs
Detroit, MI

Selected to form and lead GM's first internal U.S. Brand Strategy Consulting Group. Led a team of 9 managers and analysts to develop tools and processes designed to support brand strategy integration and decision-making of 8 General Managers for U.S. Brands. Developed and deployed revolutionary tools and processes in brand architecture, brand portf ...see more

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Education

University of Michigan - Stephen M. Ross School of Business
MBA with Distinction, Marketing and Finance
Activities and Societies: Beta Gamma Sigma Honorary Business Fraternity, Strategic Planning Executives Institute

Teaching Assistant - Marketing Department

University of Michigan
B.A. with Distinction, Economics

Teaching Assistant - Psychology Department

Licenses & certifications

Adavanced Google Analytics
Google Analytics Academy
Issued Jul 2018 · Expired Jul 2020

Google Analytics Individual Qualification
Google Academy for Ads
Issued Jul 2018 · Expired Jul 2019
Credential ID 17371411

Predictive Analytics
University of California, Irvine Division of Continuing Education (Candidate - 2021)

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